

December 19, 2013

Via E-mail
Richard M. Osborne
Chief Executive Officer
Gas Natural Inc.
1 First Avenue South
Great Falls, Montana 59401

 Re: **Gas Natural Inc.**
   Form 10-Q for the Quarterly Period Ended September 30, 2013
   Filed November 19, 2013
   File No. 1-34585

Dear Mr. Osborne:

We have reviewed your response dated December 9, 2013 and have the following additional comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2013

Part I – Financial Information

Item 1 – Financial Statements, page F-1

Notes to Unaudited Condensed Consolidated Financial Statements, page F-7

Note 13 – Commitments and Contingencies, page F-25

1. We reviewed your response to comment 2 in our letter dated November 7, 2013. Please tell us your consideration of disclosing more detail regarding the underlying reasons for the adjustments including discussion of any related party transactions adjusted for.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or me at (202) 551-3849 if you have questions regarding our comment or any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant

cc: Donald R. Whiteman
Corporate Controller